315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

March 24, 2009
VIA EDGAR AND FEDERAL EXPRESS
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	IASIS Healthcare LLC Form 10-K for Fiscal Year Ended September 30, 2008 Filed December 12, 2008 File Number: 333-117362
Dear Mr. Rosenberg:
On behalf of our client, IASIS Healthcare LLC, a Delaware limited liability company (the “Company”), we are writing in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 10, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “2008 10-K”). The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this letter in italics.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Allowance for Contractual Discounts and Settlement Estimates, page 48
1.
Please revise your disclosure to quantify the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.

www.bassberry.com

Mr. Jim B. Rosenberg
March 24, 2009

The Company provided disclosure in its “Results of Operations Summary” on page 54 and in the footnotes of the financial statements on page 72 of its 2008 10-K that includes the net revenue component relating to changes in prior period estimates of unsettled amounts with third party payors. The Company provides the following disclosure on a supplemental basis to the disclosures made regarding “Allowance for Contractual Discounts and Settlement Estimates” on p. 48 of its 2008 10-K. Portions of the following disclosure have been copied from the 2008 10-K. Changes have been included and are marked to provide clarity regarding the intent of our future disclosure.
For governmental payors such as Medicare and Medicaid, we determine contractual discounts or allowances based upon the program’s reimbursement (payment) methodology (i.e. either prospectively determined or retrospectively determined based on costs as defined by the government payor). These contractual discounts are determined by an automated process in a manner similar to the process used for managed care revenue. Under prospective payment programs, we record contractual discounts based upon predetermined reimbursement rates. For retrospective cost-based revenues, which are less prevalent, we estimate contractual allowances based upon historical and current factors which are adjusted as necessary in future periods, when final settlements of filed cost reports are received. Net adjustments to estimated third-party payor settlements, also known as prior year contractuals, resulted in an increase in net revenue of $1.7 million and $365,000 for the years ended September 30, 2008 and 2007, respectively.
The Company agrees to include the above revision in its “Critical Accounting Policies and Estimates” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the filing of its Annual Report on Form 10-K for the year ended September 30, 2009 (the “2009 10-K”) and in subsequent filings, as applicable.
Insurance Reserves, page 49
2.	Please revise your disclosure to address the following:
•
Given the favorable development of $6.8 million for the year ended September 30, 2008 and $6.6 million for the year ended September 30, 2007, please discuss how each of your key assumptions in developing this liability have changed historically over the periods presented.

•
Quantify the impact that reasonably likely changes in the key assumptions used would have on the liability at September 30, 2008. Merely applying a hypothetical change to your key assumptions and stating the impact it would have on this liability would not accomplish this objective.

The Company provides the following disclosure on a supplemental basis to the disclosures made regarding “Insurance Reserves” on p. 49 of its 2008 10-K. Portions of the following disclosure have been copied from the 2008 10-K. Changes have been included and are marked to provide clarity regarding the intent of our future disclosure.

Mr. Jim B. Rosenberg
March 24, 2009

Valuations from our independent actuary for professional and general liability losses resulted in a change in related estimates for prior years which increased (decreased) professional and general liability expense by the following amounts (in millions):

Year ended September 30, 2008	$(6.8)
Year ended September 30, 2007	$(6.6)
Year ended September 30, 2006	$0.6
Improvements in our actual claims experience in comparison to insurance industry benchmarks resulted in the reductions in professional and general liability expense reflected above for the years ended September 30, 2008 and 2007.
Sensitivity in the estimates of our professional and general liability claims reserves is reflected in various actuarial confidence levels. We utilize a statistical confidence level of 50% in developing our best estimate of the reserve for professional and general liability claims. Higher statistical confidence levels, while not representative of our best estimate, provide a range of reasonably likely outcomes upon resolution of the related claims. The following table outlines our reported reserve amounts compared to reserve levels established at the higher statistical confidence levels.

As reported at September 30, 2008	$34.3 million
75% Confidence Level	$38.7 million
90% Confidence Level	$48.3 million
The Company will provide the requested disclosure in its 2009 10-K and in subsequent filings, as applicable.
Medical Claims Payable, page 49
3.	Please revise your disclosure to address the following:
•
Given the favorable development of $12.1 million for the year ended September 30, 2007, please discuss how each of your key assumptions in developing this liability have changed historically over the periods presented.

•
Quantify the impact that reasonably likely changes in the key assumptions used would have on the liability at September 30, 2008. Merely applying a hypothetical change to your key assumptions and stating the impact it would have on this liability would not accomplish this objective.

The Company provides the following disclosure on a supplemental basis to the disclosures made regarding “Medical Claims Payable” on p. 49 of its 2008 10-K. Portions of the following disclosure have been copied from the 2008 10-K. Changes have been included and are marked to provide clarity regarding the intent of our future disclosure.

Mr. Jim B. Rosenberg
March 24, 2009

Medical Claims Payable. Medical claims expense, including claims paid to our hospitals, was $461.6 million, $384.0 million and $354.5 million, or 85.2%, 85.2% and 87.2% of premium revenue, for the years ended September 30, 2008, 2007 and 2006, respectively. For the years ended September 30, 2008, 2007 and 2006, $9.6 million, $7.5 million and $7.3 million, respectively, of health plan payments made to hospitals and other healthcare entities owned by us for services provided to our enrollees were eliminated in consolidation.
The following table shows the components of the change in medical claims payable for the years ended September 30, 2008 and 2007 (in thousands):

	Year Ended	Year Ended
	September 30,	September 30,
	2008	2007
Medical claims payable as of October 1	$81,309	$81,822
Medical claims expense incurred during the year:
Related to current year	464,055	396,152
Related to prior years	(2,406)	(12,107)

Total expenses	461,649	384,045

Medical claims payments during the year:
Related to current year	(368,392)	(317,798)
Related to prior years	(77,223)	(66,760)

Total payments	(445,615)	(384,558)

Medical claims payable as of September 30	$97,343	$81,309

As reflected in the table above, medical claims expense for the year ended September 30, 2007, includes a $12.1 million reduction of medical costs related to prior years, primarily as a result of the following:
•
A $6.0 million favorable development in the Medicare product line, for which membership coverage began on January 1, 2006, resulting from actual claims experience being less than original estimates, as no prior paid claims history was available for establishing estimates for related medical claims liabilities; and

•
A $6.1 million favorable development in the Medicaid product line resulting from actual claims experience being less than original estimates, primarily attributable to lower than anticipated medical costs.

We estimate our medical claims payable using historical claims experience (including severity and payment lag time) and other actuarial analysis including number of enrollees, age of enrollees and certain enrollee health indicators to predict the cost of healthcare services provided to enrollees during any given period. While management believes that its estimation methodology effectively captures trends in medical claims costs, actual payments could differ significantly from our estimates given changes in healthcare costs or adverse experience. For example, our medical claims payable is primarily composed of estimates related to the most recent three months and periods prior to the most recent three months. The claims trend factor, which is developed through a comprehensive analysis of claims incurred in prior months, is the most significant component used in developing the claims liability estimates for the most recent three months. The completion factor is an actuarial estimate, based upon historical experience, of the percentage of incurred claims during a given period that have been adjudicated as of the date of estimation. The completion factor is the most significant component used in developing the claims liability estimates for the periods prior to the most recent three months. The following table illustrates the sensitivity of our medical claims payable at September 30, 2008, and the estimated potential impact on our results of operations, to changes in these factors that management believes are reasonably likely based upon our historical experience and currently available information (dollars in thousands):

Mr. Jim B. Rosenberg
March 24, 2009

Claims Trend Factor		Completion Factor
	Increase (Decrease)		Increase (Decrease)
Increase (Decrease)	in Medical Claims	Increase (Decrease)	in Medical Claims
in Factor	Payable	in Factor	Payable

(3.0)%	$(4,610)	1.0%	$(4,405)

(2.0)	(3,079)	0.5	(2,214)

(1.0)	(1,542)	(0.5)	2,237

1.0	1,548	(1.0)	4,497

The Company will provide the requested disclosure in the filing of its 2009 10-K and in subsequent filings, as applicable.
Results of Operations Summary, page 51
4.	If the explanation for your changes in each line item is a result of several factors, please quantify the amount of change due to each factor. Please refer to FRC Section 501.04.
The Company will revise its future disclosures in the section entitled “Results of Operations Summary” to provide additional clarity with respect to the explanation for changes in each line item that are a result of several factors as described in FRC Section 501.04, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and in subsequent filings, as applicable.
Tabular Disclosure of Contractual Obligations, page 63
5.
If you can make reasonably reliable estimates of the amount and period in which the uncertain tax liabilities will be paid, please revise to include those amounts in the table. Otherwise, disclose in the footnote to the table the amount of these liabilities and that the amount and timing of the payments cannot be reliably estimated.

Mr. Jim B. Rosenberg
March 24, 2009

With respect to the Company’s “Tabular Disclosure of Contractual Obligations” on p. 63 of its 2008 10-K, we were unable to determine the amount and timing of payments related to uncertain tax liabilities; therefore, we excluded those amounts from the contractual obligations table. The Company provides the following disclosure on a supplemental basis to the “Tabular Disclosure of Contractual Obligations” on p. 63 of its 2008 10-K. Portions of the following disclosure have been copied from the 2008 10-K. Changes have been included and are marked to provide clarity regarding the intent of our future disclosure.
The following table reflects a summary of obligations and commitments outstanding including both the principal and interest portions of long-term debt and capital lease obligations at September 30, 2008.

	Payments Due By Period
	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(in millions)
Contractual Cash Obligations:
Long-term debt, with interest (1)	$80.1	$160.4	$478.2	$789.8	$1,508.5
Capital lease obligations, with interest	1.6	2.0	1.2	5.8	10.6
Medical claims	97.3	—	—	—	97.3
Operating leases	25.9	37.5	29.2	44.2	136.8
Estimated self-insurance liabilities	20.4	9.2	12.4	11.6	53.6
Purchase obligations	24.2	7.0	2.4	0.3	33.9

Subtotal	$249.5	$216.1	$523.4	$851.7	$1,840.7

	Amount of Commitment Expiration Per Period
	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(in millions)
Other Commitments (2):
Construction and improvement commitments	$55.8	$—	$—	$—	$55.8
Guarantees of surety bonds	0.9	—	—	—	0.9
Letters of credit	—	—	21.5	20.8	42.3
Minimum revenue guarantees	2.6	—	—	—	2.6
Other commitments	5.3	4.7	—	—	10.0

Subtotal	64.6	4.7	21.5	20.8	111.6

Total obligations and commitments	$314.1	$220.8	$544.9	$872.5	$1,952.3

(1)
We used 5.6%, the weighted average interest rate incurred on our senior secured credit facilities in fiscal 2008, which accrues actual interest at a variable rate. Actual interest will vary based on changes in interest rates.

(2)
Excludes $9.9 million of unrecognized tax benefits and related interest that could result in a cash settlement, of which $9.3 million relates to timing differences between book and taxable income that may be offset by a reduction of cash tax obligations in future periods. We have not included these amounts in the above table as we cannot reliably estimate the amount and timing of payments related to these liabilities.

The Company will provide the requested disclosure in the filing of its 2009 10-K and in subsequent filings, as applicable.

Mr. Jim B. Rosenberg
March 24, 2009

* * * *
Included herewith as Exhibit A is the acknowledgement of the Company requested in the Comment Letter.
Please advise us if we can provide further information or assistance to facilitate your review. Please direct any further comments or questions to me via telephone at (615) 742-6201 or facsimile at (615) 742-2701.
Respectfully submitted,
/s/ Leigh Walton
Leigh Walton

cc:
Ms. Staci Shannon (SEC, Division of Corporation Finance)
Ms. Vanessa Robertson (SEC, Division of Corporation Finance)
Mr. W. Carl Whitmer (IASIS Healthcare LLC)
Frank A. Coyle, Esq. (IASIS Healthcare LLC)
Mr. John M. Doyle (IASIS Healthcare LLC)
Mr. Eric S. Descher (IASIS Healthcare LLC)
Angela Humphreys, Esq. (Bass, Berry & Sims PLC)
Kevin A. Ball, Esq. (Bass, Berry & Sims PLC)

EXHIBIT A
The undersigned, on behalf of IASIS Healthcare LLC (the “Company”), and in response to the request contained in comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated March 10, 2009, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed by the Company on December 12, 2008, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;
2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IASIS HEALTHARE LLC
By:	/s/ W. Carl Whitmer
	Name:	W. Carl Whitmer
	Title:	Chief Financial Officer